Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F of Americas Gold and Silver Corporation, and to the incorporation by reference on Form F-10 (Registration No. 333-229512) of Americas Gold and Silver Corporation of our report dated March 9, 2020, relating to the consolidated financial statements, which appears in this Annual Report.

“/s/PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

March 9, 2020

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.